Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to employees of Fiat Chrysler Automobiles N.V. on December 18, 2019.
Dear Colleagues,
In what marks a significant step for our company, we have just signed a binding Combination Agreement for a 50/50 merger with Groupe PSA. We are on our way to becoming the world’s third largest OEM by revenue and the fourth largest by volume. We are securing the future of our business, our brands and our people for decades to come.
You can learn more about the details of the agreement by clicking [ here ].
The combination will create a world-class mobility group with complementary products, technologies and geographical strengths, along with scale and vision to be a leader in our industry.
By uniting our two groups, we will be poised to compete and win in an industry that is undergoing transformational change.
The success of this merger will be underpinned by the history of our companies - a history where we have shown our leadership ability to deliver the successful integration of multiple cultures, passionate care for our iconic brands and a smart, tough, creative determination to succeed.
On a personal note, I am pleased by the opportunity to work alongside Carlos Tavares, who is a leader who shares my passion for the business and a long-term vision for success. Most importantly, I know he cares deeply about his people - their success and their well-being.
Today’s agreement marks the beginning of an extended process of regulatory and shareholder approvals which could take from 12 to 15 months. We should celebrate the milestone, but we should not take our eye off the ball: we have aggressive goals and high expectations to meet as FCA well into 2020. Let’s deliver them all.
I will be addressing you all in a global town hall in the new year. In the meantime, I invite you to submit questions that you would like me to answer here [ link to mailbox ].
Thank you for all that you do and for making this historic milestone possible. And for those of you celebrating the upcoming holidays, stay safe and be close to your loved ones.

18 December 2019
Mike Manley

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of FCA’s control.
FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.
Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.
This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.
IMPORTANT NOTICE
By reading the above, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.